Helix BioPharma Corp.
305 Industrial Parkway South, #3
Aurora, Ontario, Canada  L4G 6X7888
(905) 841-2300

                                March 10, 2009

VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.  20549
Attention:  Jeffrey Riedler

Re:	Helix BioPharma Corp. Registration Statement on Form 20-FR/12G (File No. 000-53508)

Ladies and Gentlemen:

Helix BioPharma Corp. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on Wednesday, March 11, 2009 at 4:00 p.m. (E.S.T.), or as soon thereafter as is practicable.

Please contact John Bessonette of Kramer Levin Naftalis & Frankel LLP, U.S. counsel to the Company, at (212) 715-9182 upon the Registration Statement becoming effective.

                    Sincerely,

                    HELIX BIOPHARMA CORP.

                    By: /s/ Photios (Frank) Michalargias
                   Photios (Frank) Michalargias
                   Chief Financial Officer